FILED BY HUT 8 MINING CORP.

COMMISSION FILE NO. 001-40487

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: U.S. DATA MINING GROUP, INC. AND HUT 8 CORP.

Hut 8 Reports Operating and Financial Results for Q1 2023

Quarterly revenue of $19.0 million including $4.5 million from the high performance computing business

9,133 self-mined Bitcoin held in custody on March 31

TORONTO, ON, May 11, 2023 – Hut 8 Mining Corp. (Nasdaq | TSX: HUT) ("Hut 8" or the "Company"), one of North America's largest, innovation-focused digital asset mining pioneers, and high performance computing infrastructure provider, is pleased to announce its financial results for the quarter ended March 31, 2023 (“Q1 2023”). All dollar figures are in Canadian Dollars (“CAD”), unless otherwise stated.

“In early 2023, we experienced a confluence of events: electrical issues at our Drumheller site caused equipment failures, while fluctuating energy prices and increased network difficulty affected our mining operations,” said Jaime Leverton, CEO of Hut 8. “We also reached an all-time operational high of 1.72 EH/s at our Medicine Hat facility and announced a merger of equals with USBTC, and since then have made progress on key regulatory files required to complete the transaction.”

“We continued to strategically manage our finances in Q1 while addressing challenges at the Drumheller site,” said Shenif Visram, CFO. “Although we continue to see good client demand in our high performance computing business, the issues on the mining side of the business reflect a decrease in revenue and Bitcoin mined, which the entire leadership and operations team is proactively working to resolve.”

“Leading up to the halving, we will continue to focus on strategically increasing our stack of Bitcoin and growing our HPC business including exploring opportunities in the growing Artificial Intelligence market,” said Jaime. “We expect that our proposed business combination with USBTC will increase our installed self-mining hashrate to 7.02 EH/s, enhance our geographic reach into new energy markets, and further diversify our lines of business with capex-light, scalable, fiat-based revenue streams, positively distinguishing us from pureplay digital asset miners, who post-halving, are likely to have more exposure to diminishing returns driven by an increasing global hashrate and additional competition from sovereign nations and well-funded new entrants.”

Q1 2023 HIGHLIGHTS

●	Revenue decreased by $34.3 million to $19.0 million during the quarter ended March 31, 2023 compared to $53.3 million during the quarter ended March 31, 2022 (“Q1 2022”).

●	The Company mined 475 Bitcoin in the quarter ended March 31, 2023, an approximately 50% decrease compared to the quarter ended March 31, 2022, primarily due to an increase in average Bitcoin network difficulty resulting in a decrease in Bitcoin mined, and ongoing electrical issues at the Company’s Drumheller facility which continued from the fourth quarter of 2022.

●	As previously reported, the Company encountered issues at the Drumheller site, primarily stemming from high energy input levels that have been causing miners to fail. This has materially reduced operations, which are currently at approximately 15% of our installed hash rate at the site. Remediation began in March and gained momentum in April as the team implemented new custom firmware across all miner models designed to lower the power supply's maximum output voltage, ensuring our equipment operates within safe limits. We are actively increasing repair staff, adding an additional repair centre shift, and have procured new hardware to expedite repairs and accelerate the speed at which we bring miners back online, and expect to have complete restoration in 10 to 12 weeks. The electrical issues at the Drumheller site have been compounded by high energy rates which further increased curtailment at the site.

●	Hut 8’s high performance computing (“HPC”) operations generated $4.5 million of primarily monthly recurring revenue in Q1 2023 compared to $3.3 million in Q1 2022 when the Company acquired the HPC operations on January 31, 2022.

●	The Company’s installed hashrate was 2.6 EH/s (excluding the Company’s North Bay facility) as of March 31, 2023 compared to 2.5 EH/s as of December 31, 2022. 988 miners previously located at the Company’s North Bay facility were energized at its Medicine Hat facility in the last two weeks of the quarter ended March 31, 2023.

BITCOIN INVENTORY AND VALUE

As at March 31, 2023, the Company had a total self-mined, unencumbered, and custodied Bitcoin balance of 9,133 with a market value of $352.0 million. During the first quarter of 2023, 475 Bitcoin were mined and 428 Bitcoin were sold, for which the Company received proceeds of $14.5 million.

OPERATING AND FINANCIAL OVERVIEW

For the three months ended March 31	Three Months Ended
(CAD thousands, except per share amounts)	2023	2022
Operating results
Digital assets mined	475	942
Financial results
Total revenue	$19,021	$53,333
Net income	108,503	55,708
Mining Profit (i)	2,590	32,906
Adjusted EBITDA (i)	(3,697)	27,109
Per share
Net income - basic	$0.49	$0.33
Net income - diluted	$0.47	$0.31

(i) Non-IFRS measure - see "Non-IFRS Measures" section below. Certain comparative figures have been restated where necessary to conform with current period presentation.

	As at
(CAD thousands)	March 31, 2023	December 31, 2022
Financial position
Cash	$15,904	$30,515
Total digital assets	352,436	203,627
Total assets	541,453	412,937
Total liabilities	70,811	61,547
Total shareholders’ equity	470,642	351,390
Working Capital (ii)	339,855	215,490

(ii) Calculated as current assets less current liabilities.

●	Revenue decreased by $34.3 million to $19.0 million for the quarter ended March 31, 2023, compared to $53.3 million for the quarter ended March 31, 2022. The Company’s digital asset mining operations mined 475 Bitcoin and generated $14.5 million of revenue, versus 942 Bitcoin mined and $49.3 million of revenue in the prior year period. The decrease in revenue from digital asset mining operations was due to the 41% decrease in the daily average closing Bitcoin price (approximately $30,600 for the current year quarter compared to approximately $52,300 in the prior year period), halt in the Company’s graphic processing units (“GPU”) mining activities due to the Ethereum network’s change in consensus mechanism from proof-of-work to proof-of-stake during the third quarter of 2022, and increase in Bitcoin average network difficulty of approximately 50% compared to prior year quarter. Additionally, the Company mined a lower quantity of Bitcoin due to the ongoing electrical issues and increased energy rates at the Company’s Drumheller facility. The Company’s high performance computing operations generated $4.5 million of primarily recurring revenue in the quarter compared to $3.3 million in the comparative quarter, which reflects two months of operations from the high performance computing, as the acquisition of the high performance computing operations closed on January 31, 2022.

●	Cost of revenue consists of site operating costs and depreciation and was $25.2 million for the first quarter of 2023 compared to $36.9 million in the first quarter of 2022. Site operating costs for the quarter ended March 31, 2023, were $14.4 million, of which $12.0 million were attributable to our mining operations and $2.4 million were attributable to our high performance computing operations. The average cost of mining each Bitcoin for the first quarter of 2023 was approximately $25,100, compared to approximately $18,000 per Bitcoin in the prior year for the same quarter. The increase was due to higher power consumption per Bitcoin mined, increased energy prices, and ongoing electrical issues at the Drumheller facility, which was partially offset by the Company’s decision to curtail and increased efficiencies in the miners deployed compared to prior year same quarter. Depreciation expense decreased to $10.9 million during the first quarter of 2023 compared to $18.4 million in the same quarter of 2022, primarily driven by the lower net book value of digital asset mining assets after the recognition of non-cash impairment charge during the fourth quarter of 2022 as part of annual impairment testing.

●	Net income was $108.5 million and net income per share was $0.49 for the three months ended March 31, 2023, compared to net income of $55.7 million and net income per share of $0.33 for the same period in 2022. The change was primarily driven by the $134.8 million non-cash revaluation gain on digital assets, $5.0 million gain on disposition of digital assets, partially offset by lower digital asset mining revenue, a non-cash revaluation loss on warrant liability, and a greater weighted average number of shares outstanding for earnings per share purposes under International Accounting Standards (“IAS”) 33.

●	Mining Profit(i) was $2.6 million in Q1 2023, compared to $32.9 million in Q1 2022. The change is mainly due to a lower average Bitcoin price, higher Bitcoin network difficulty, fewer Bitcoin mined, and lower digital asset mining revenue from the ongoing electrical issues noted at the Drumheller facility.

●	Adjusted EBITDA(i) was negative $3.7 million in Q1 2023, compared to $27.1 million in Q1 2022. Contributions from HPC operations were offset by lower margins in digital asset mining operations.

For more information, please refer to the Company’s management's discussion & analysis (the “MD&A”) and the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023 and 2022. These documents are available on the Company's website at hut8.io, under the Company's SEDAR profile at www.sedar.com, and under the Company's EDGAR profile at www.sec.gov.

NON-IFRS MEASURES

This press release makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore not necessarily comparable to similar measures presented by other companies. The Company uses non-IFRS measures including “Mining Profit” and “Adjusted EBITDA” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective and should not be viewed as alternatives to, or replacements of, measures of operating results and liquidity presented in accordance with IFRS.

The following tables and definitions reconcile non-IFRS measures used by the Company to analyze the operational performance of Hut 8 to their nearest IFRS measure and should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023 and 2022.

(i) Non-IFRS measure - see "Non-IFRS Measures" section below. Certain comparative figures have been restated where necessary to conform with current period presentation.

Mining Profit

“Mining Profit” represents gross profit (revenue less cost of revenue), excluding depreciation and revenue and site operating costs directly attributable to hosting services and high performance computing operations. Mining Profit shows profitability of the Company’s core digital asset mining operation, without the impact of non-cash depreciation expense. Mining Profit measure provides investors the ability to assess the profitability of the mining operations exclusive of general and administrative expenses.

The following table reconciles gross (loss) profit to our non-IFRS measure, Mining Profit:

For the three months ended March 31	2023	2022
Gross (loss) profit	$(6,207)	$16,455
Add (deduct):
Revenue from hosting	–	(751)
Revenue from high performance computing	(4,495)	(3,290)
Site operating costs attributable to hosting and high performance computing	2,433	2,127
Depreciation	10,859	18,365
Mining Profit	$2,590	$32,906

Adjusted EBITDA

“Adjusted EBITDA” represents EBITDA (net income or loss excluding net finance income or expense, income tax or recovery, depreciation, and amortization) adjusted to exclude non-cash share-based compensation, fair value gain or loss on revaluation of digital assets and warrants, non-recurring impairment charges or reversals of impairment, and costs associated with one-time or non-recurring transactions. Adjusted EBITDA is used to assess profitability without the impact of non-cash accounting policies, capital structure, taxation, and one-time or non-recurring transactions. This performance measure provides a consistent comparable metric for profitability of the Company across time periods.

The following table reconciles net income to our non-IFRS measure, Adjusted EBITDA:

For the three months ended March 31	2023	2022
Net income	$108,503	$55,708

Add (deduct):
Net finance expense	1,432	1,292
Depreciation and amortization	11,036	18,594
Share based payment	3,035	1,299
Gain on disposition of digital assets	(4,955)	–
Foreign exchange loss	7	711
One-time transaction costs	12,288	1,611
North Bay decommissioning costs	674	–
Deferred income tax (recovery) expense	(1,072)	1,121
Sales tax expense	–	913
Revaluation gain of digital assets	(134,772)	–
Loss (gain) on revaluation of warrants	127	(54,140)
Adjusted EBITDA	$(3,697)	$27,109

CORPORATE UPDATES

Hut 8 and U.S. Data Mining Group, Inc., doing business as US Bitcoin Corp (“USBTC”) continue to make progress on the proposed business combination pursuant to which the two companies will combine in all-stock merger of equals (the “Transaction”). The combined company will be named “Hut 8 Corp.” (“New Hut”) and will be a U.S.-domiciled entity. The Transaction is expected to establish New Hut as a large scale, publicly traded Bitcoin miner focused on economical mining, highly diversified revenue streams, and industry leading environmental, social, and governance (ESG) practices.

On March 10, 2023, The Company announced that it received a no-action letter from the Canadian Commissioner of Competition, which confirmed that the Commissioner of Competition does not intend to challenge the Transaction before the Competition Tribunal.

On March 13, 2023, the Company announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the business combination had expired, which satisfied one of the conditions of the closing of the Transaction.

On April 27, 2023, the Company announced via press release that New Hut had filed an amendment to its Form S-4 Registration Statement (the “Amended Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”).

As disclosed in the Amended Registration Statement:

●	New Hut’s expected installed self-mining capacity has increased from the previously disclosed 5.6 EH/s to 7.02 EH/s at mining facilities in Medicine Hat and Drumheller in Alberta; Niagara Falls, New York; Kearney, Nebraska; and Granbury and King Mountain, Texas upon the close of the Transaction. The improvement is due to the energization of additional miners at USBTC’s sites.
●	The 1.7 EH/s installed self-mining capacity at the King Mountain, Texas site is owned by the King Mountain Joint Venture in which USBTC has a 50% membership interest alongside a leading energy partner.
●	On April 7, 2023, USBTC entered into a settlement with the City of Niagara Falls which concluded all claims related to the ongoing litigation with the City and terminated the temporary restraining order against USBTC. USBTC was required to pay the City of Niagara Falls a $100,000 compliance fee and contribute $180,000 to the city’s attorney’s fees. USBTC is currently working with City officials to confirm safety procedures prior to resuming mining activity.

With the next halving event less than a year away, the business combination of Hut 8 and USBTC is particularly strategic as it will establish New Hut with geographic diversity across its self-mining business, which will include differentiated energy sources in a variety of markets, and improve efficiencies at the miner level by using proprietary, purpose-built software that can identify and mitigate machine and energy price issues in real-time. Notably, it will further diversify fiat revenue lines of business by adding USBTC’s 220 MW hosting and 680 MW managed infrastructure operations businesses to Hut 8’s existing HPC and repair centre operations. Completion of the Transaction is subject to obtaining the remaining regulatory approvals, shareholder approval, court approval, and other customary closing conditions. Hut 8 expects the Transaction to close in late second quarter, or early third quarter, of 2023.

CONFERENCE CALL

Hut 8 Mining Q1 2023 conference call will commence at 10 a.m. ET, today, May 11, 2023.

●	To join the conference call without operator assistance, you may register and enter your phone number at https://bit.ly/44vWTFC to receive an instant, automated call back that will place you in the conference
●	Those joining via operator should dial in 5-10 minutes early to: 1-888-664-6392 (toll-free, North America) and use access code: 51509137#

Analyst Coverage of Hut 8 Mining:

A full list of Hut 8 Mining analyst coverage can be found here: https://hut8.io/investors/

About Hut 8

Hut 8 is one of North America’s largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0 and bridging the nascent and traditional high performance computing worlds. With two operational digital asset mining sites located in Southern Alberta, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any digital asset miner or publicly-traded company globally. With over 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and predominantly emission-free sources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select Market. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

FORWARD-LOOKING INFORMATION

This press release includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward-looking information”). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Specifically, such forward-looking information included in this press release include, but are not limited to, statements with respect to the following: the Company’s position and ability to seize opportunities in the digital asset industry; the Company’s ability to advance the HODL strategy in the long-term; the Company’s growth strategy; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the Bitcoin industry generally; projected hash rate, expenses and profitability; the ability of the Company to react to digital asset price volatility; fluctuating power and energy costs; the ability of the Company to navigate increased network difficulty; the remediation of the operational issues at the Company’s Drumheller facility, and the timing thereof; the expected outcomes of the Transaction, including New Hut's assets and financial position; the ability of Hut 8 and USBTC to complete the Transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions; the expected timing of the closing of the Transaction; the expected synergies related to the Transaction in respect of strategy, operations and other matters; projections related to expansion; expectations related to New Hut’s hashrate and self-mining capacity; expected ESG efforts and commitments; and the ability of New Hut to execute on future opportunities, among others.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. Material assumptions include: assumptions regarding the level of demand and financial performance of the digital asset industry; effective tax rates; the U.S./Canadian dollar exchange rate; the expected impact of the COVID-19 pandemic; inflation; access to capital; timing and receipt of regulatory approvals; acquisition and divestiture activities, operational expenses, returns on investments, transaction costs, fluctuations in energy prices and the Company’s energy requirements, the ability to obtain requisite approvals (including shareholder, stock exchange, regulatory, and court approvals) and the satisfaction of other conditions to the consummation of the Transaction on the proposed terms or at all; the anticipated timeline for the completion of the Transaction; the ability to realize the anticipated benefits of the Transaction or implementing the business plan for New Hut, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the potential impact of the consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; and the outcome of any litigation proceedings in respect of the Company’s legal dispute with Validus Power Corp.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; erroneous transactions; reliance on a limited number of key employees; reliance on third party mining pool service providers; regulatory changes; classification and tax changes; momentum pricing risk; fraud and failure related to digital asset exchanges; difficulty in obtaining banking services and financing; difficulty in obtaining insurance, permits and licenses; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; the COVID-19 pandemic (or a material escalation thereof); climate change; currency risk, lending risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; inflationary pressures and the rising cost of capital; changes in network and infrastructure; system interruption; changes in leasing arrangements; counterparty risk; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to the Company’s mining sites; the ability to implement business plans, forecasts, and other expectations; the ability to identify and realize additional opportunities and other risks related to the digital asset mining and data centre business. For a complete list of the factors that could affect the Company, please see the “Risk Factors” section of the Company’s Annual Information Form dated March 9, 2023, and Hut 8’s other continuous disclosure documents which are available on Company’s website at hut8.io, under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8, USBTC, or New Hut; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this press release should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Except where otherwise indicated herein, the information provided herein is based on matters as they exist as of the date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date of preparation.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the transaction, that, if completed, would result in New Hut becoming a new public company, New Hut has filed a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission’s ("SEC"). USBTC and Hut 8 urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut 8 meeting circular, as well as other documents filed or to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the transaction, as these materials do and will contain important information about USBTC, Hut 8, New Hut and the transaction. New Hut also has, and will, file other documents regarding the transaction with the SEC. This press release is not a substitute for the Form S-4 or any other documents that may be sent to Hut 8’s shareholders or USBTC's stockholders in connection with the transaction. Investors and security holders are or will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

NO OFFER OR SOLICITATION

This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.

INVESTOR CONTACT:

Sue Ennis

sue@hut8.io

Media contact:

Yamini Coen

yamini.coen@hut8.io